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Tronox Incorporated
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

                      November 17, 2005

Via EDGAR and Facsimile Number (202) 772-9368
Ms. Pamela A. Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 7010

Re:
Tronox Incorporated
Registration Statement on Form S-1
File No. 333-125574

Ladies and Gentlemen:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, Tronox Incorporated hereby requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement referred to above so that the Registration Statement will become effective at 4:00 p.m., New York time, on Monday, November 21, 2005, or as soon thereafter as practicable. Tronox Incorporated acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Tronox Incorporated from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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  Tronox Incorporated may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions with respect to the foregoing, please contact David B.H. Martin at Covington & Burling at (202) 662-5128.

Very truly yours,
TRONOX INCORPORATED
By:	/s/ ROGER G. ADDISON Name: Roger G. Addison Title: Vice President and General Counsel

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Tronox Incorporated 123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102